TRANSALTA CORPORATION CLOSES CDN $275 MILLION
SALE OF COMMON SHARES

CALGARY, Alberta (Sept 13, 2012) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) announced today it has completed its public offering of 19,250,000 Common Shares at a price of $14.30 per Common Share. TransAlta has granted the underwriters an over-allotment option to purchase up to an additional 2,887,500 Common Shares at the same price, exercisable in whole or in part at any time for 30 days following today’s closing of the offering. The over-allotment option will be used to cover over-allocations, if any.

The offering, previously announced on September 4, 2012, resulted in gross proceeds to TransAlta of approximately Cdn $275 million. The net proceeds from the offering will be used to fund future growth capital expenditures, including to partially fund the previously announced acquisition of the Solomon power station if completed, repay short term indebtedness, and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction. The Common Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from such registration requirements. The Common Shares were offered within the United States only to qualified institutional buyers and outside the United States in compliance with Regulation S under the U.S. Securities Act.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation and the anticipated use of the proceeds of the offering. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com

Media Inquiries:

TransAlta Media Relations

Phone: 1 403-267-3999